July 6, 2022
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Steve Lo

Re:    Via Renewables, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 3, 2022
Form 8-K filed on May 5, 2022
File No. 001-36559

Dear Mr. Lo:
Set forth below are the responses of Via Renewables, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2022, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 8-K filed on May 5, 2022.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for the Year Ended December 31, 2021
Non-GAAP Performance Measures, page 48
1.We note you present Retail Gross Margin as a non-GAAP measure and that you reconcile this measure to operating income at page 51. We also note similar presentation in your Form 10-Q for the quarter ended March 31, 2022 and Form 8-K filed May 5, 2022. Please revise to reconcile your non-GAAP measure to the most directly comparable GAAP measure, fully loaded GAAP gross profit or tell us why you believe operating income is the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response:
We acknowledge the Staff’s comment. In future filings, we will revise our reconciliation of Retail Gross Margin to fully loaded GAAP gross profit, and define Retail Gross Margin by reference to GAAP gross profit.
The Company has provided an example of this reconciliation and associated disclosures below, which the Company will incorporate in future filings beginning with the Company’s
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Securities and Exchange Commission
July 6, 2022

Quarterly Report on Form 10-Q for the period ending June 30, 2022 and corresponding earnings release. Such excerpts are for illustrative purposes and will replace the current non-GAAP reconciliation for Retail Gross Margin.
Retail Gross Margin
We define Retail Gross Margin as gross profit less (i) net asset optimization revenues (expenses), (ii) net gains (losses) on non-trading derivative instruments, (iii) net current period cash settlements on non-trading derivative instruments, and (iv) gains (losses) from non-recurring events (including non-recurring market volatility). Retail Gross Margin is included as a supplemental disclosure because it is a primary performance measure used by our management to determine the performance of our retail natural gas and electricity segments. As an indicator of our retail energy business’s operating performance, Retail Gross Margin should not be considered an alternative to, or more meaningful than, gross profit, its most directly comparable financial measure calculated and presented in accordance with GAAP.
We believe Retail Gross Margin provides information useful to investors as an indicator of our retail energy business’s operating performance.
We have historically included the financial impact of weather variability in the calculation of Retail Gross Margin. We will continue this historical approach, but during the first quarter of 2021, we added back the $64.9 million net financial loss incurred related to Winter Storm Uri, as described above, in the calculation of Retail Gross Margin because the extremity of the Texas storm combined with the impact of unprecedented pricing mechanisms ordered by ERCOT is considered unusual, infrequent, and non-recurring in nature. We received credits totaling $0.5 million related to Winter Storm Uri costs in the third quarter of 2021, which is included in the calculation of Retail Gross Margin for consistent presentation.
The GAAP measure most directly comparable to Retail Gross Margin is gross profit. The following table presents a reconciliation of Retail Gross Margin to gross profit for each of the periods indicated.

	Three Months Ended March 31,
	2022	2021
(in thousands)
Total Revenue	$127,154	$113,005
Less:
Retail cost of revenues	68,707	122,168
Gross Profit	58,447	(9,163)
Less:
Net asset optimization (expense) revenue	(904)	(140)
Net, gain (loss) on non-trading derivative instruments	43,916	7,054
Net, cash settlements on non-trading derivative instruments	(13,320)	(1,189)
Non-recurring event - Winter Storm Uri	—	(64,900)
Retail Gross Margin	$28,755	$50,012

Securities and Exchange Commission
July 6, 2022

	Year Ended December 31,
	2021	2020	2019
(in thousands)
Total Revenue	$393,485	$554,890	$813,725
Less:
Retail cost of revenues	323,219	344,592	615,225
Gross Profit	70,266	210,298	198,500
Less:
Net asset optimization (expense) revenue	(4,243)	(657)	2,771
Net, gain (loss) on non-trading derivative instruments	22,130	(23,439)	(67,955)
Net, cash settlements on non-trading derivative instruments	(15,752)	37,921	42,944
Non-recurring event - Winter Storm Uri	(64,403)	—	—
Retail Gross Margin	$132,534	$196,473	$220,740

Retail Gross Margin should not be considered as an alternative to gross profit. Retail Gross Margin is not a presentation made in accordance with GAAP and has limitations as an analytical tool. You should not consider Retail Gross Margin in isolation or as a substitute for analysis of our results as reported under GAAP. Because Retail Gross Margin excludes some, but not all, items that affect gross profit, and is defined differently by different companies in our industry, our definition of Retail Gross Margin may not be comparable to similarly titled measures of other companies.
Management compensates for the limitations of Retail Gross Margin as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these data points into management’s decision-making process.
Form 8-K filed on May 5, 2022
Exhibit 99.1, page 1
2.We note you present non-GAAP financial measure Retail Gross Margin on the top of the Key Highlights without the presentation of the most directly comparable GAAP financial measure, fully loaded GAAP gross profit. In addition, you present non-GAAP measure Adjusted EBITDA, preceding the comparable GAAP measure net income. Please revise to reconcile your non-GAAP measure Retail Gross Margin to the most directly comparable GAAP measure, fully loaded GAAP gross profit and revise your disclosures to present, with equal or greater prominence, the most directly comparable GAAP financial measures preceding the non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.
Response:

Securities and Exchange Commission
July 6, 2022

    We acknowledge the Staff’s comment. In future earnings releases and other filings and as provided above, we will reconcile Retail Gross Margin to the most directly comparable GAAP measure, gross profit, and revise our disclosures to present, with equal or greater prominence, the most directly comparable GAAP financial measures preceding the non-GAAP measures.
Should you have any further questions or comments regarding the foregoing, please contact Clint Smith of Jones Walker at (504) 586-8429 or csmith@joneswalker.com.
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Very Truly Yours,

By: /s/ Mike Barajas
Name: Mike Barajas
Title: Chief Financial Officer

cc:

Raj Rajan (U.S. Securities and Exchange Commission)
Barbara Clay (Via Renewables, Inc.)
Jana Hargrave (Via Renewables, Inc.)
Audit Committee of the Board of Directors (Via Renewables, Inc.)
Clint Smith (Jones Walker LLP)